

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Joseph S. Tesoriero
Chief Financial Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362

      Re: Dole Food Company, Inc.
              Form 10-K for the year ended December 31, 2011
              Filed March 15, 2012
              File No. 001-04455

Dear Mr. Tesoriero:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ David R. Humphrey

                                David R. Humphrey
                                Accounting Branch Chief